

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 13, 2017

Via E-Mail
Timothy Riitters
Chief Financial Officer
Pure Storage, Inc.
650 Castro Street, Suite 400
Mountain View, CA 94041

> **Re: Pure Storage, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2017**
> **Filed March 29, 2017**
> **File No. 1-37570**

Dear Mr. Riitters:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You state on page 13 that, in addition to selling your products, your partners may offer installation, post-sale service and support on your behalf in their local markets. You identify Cisco and Microsoft as partners on pages 5 and 7. Both companies discussed sales to Syria and Sudan in publicly available letters to us in 2014. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, joint venture partners, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or

entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John T. McKenna, Esq.
        Cooley LLP

        Barbara Jacobs
        Assistant Director